1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:	Eva Chen, VP of Finance Div.
Siliconware Precision Industries Co., Ltd.	SPILIR@spil.com.tw
No. 123, Sec. 3, Da Fong Rd., Tantzu,	+886-4-25341525#1536
Taichung, Taiwan 42749	Byron Chiang, Spokesperson
www.spil.com.tw	Spokesperson@spil.com.tw
+886-3-5795678#3676

SPIL Shareholders Approved NT$ 1.75 Cash Dividend

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: June 28, 2017

Taichung, Taiwan, June 28, 2017—Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a shareholders’ meeting, at which the shareholders approved the proposal for distribution of 2016 profits.

The major conclusions of this shareholders’ meeting are as follows:

1.	Shareholders approved the 2016 Business Report and Financial Statements. Consolidated revenue for 2016 was NT$ 85,111,913 thousand, and net income was NT$ 9,933,160 thousand with diluted EPS of NT$ 2.68 per share.

2.	Shareholders approved a proposal for distribution of 2016 profits: A cash dividend of NT$ 1.75 per share will be distributed to the common shareholders.

3.	Shareholders approved to amend the Company’s “ Procedures for the Acquisition and Disposal of Assets”.

4.	Shareholders approved to elect nine Directors, of which three are Independent Directors. Name and resume as below:

Director:

Mr. Bough Lin: Chairman of SPIL

Mr. Chi-Wen Tsai: Vice Chairman and President of SPIL.

Mr. Wen-Lung Lin: Director of SPIL and Chairman of Ku Ming Investment Co.

Mr. Yen-Chun Chang: Director of SPIL and Senior Vice President of SPIL.

Mr. Randy Hsiao-Yu Lo: Director of SPIL and President of Siliconware USA, Inc.

Yang Fong Investment Co.,Ltd: Director of SPIL

Independent director:

Mr. John Hsuan: Independent director of SPIL - Vice Chairman of United Microelectronics Corporation (UMC) - Chairman of Faraday Technology Inc.

Mr. Tsai-Ding Lin: Independent director of SPIL - Professor of Department of International Business, Tunghai University

Mr. William W. Sheng : Independent director of SPIL - Professor of Department of Public Finance and Taxation of National Taichung of Science and Technology.

5.	Shareholders approved to release the restriction of competition on newly-elected Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: June 28, 2017	By: /s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer